ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.
200 Progress Drive
Montgomeryville, PA 18936

February 11, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:      Environmental Solutions Worldwide, Inc.
Registration Statement on Form S-1
File No. 333-193018

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Environmental Solutions Worldwide, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above referenced Registration Statement on Form S-1 so that it will become effective at 5:00 p.m. Eastern Time on Thursday, February 13, 2014, or as soon as practicable thereafter.

In connection with the foregoing request, the Company hereby acknowledges that:

•       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•       the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.

By:  /s/ Praveen Nair

Praveen Nair

Chief Financial Officer and Chief Administrative Officer